Exhibit 99.1

Futu Announces Resignation of Eric Chi Zhang from the Board of Directors

HONG KONG, Sept. 14, 2021 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced that Mr. Eric Chi Zhang, a director of the Company, has resigned from the board of directors of the Company due to personal reasons, effective September 14, 2021. Mr. Zhang’s resignation did not result from any disagreement with the Company.

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, commented: “On behalf of the board of directors and management team, I would like to thank Mr. Zhang for his valuable services and contributions to the Company and we wish him the best in his future endeavors.”

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations
Futu Holdings Limited
ir@futuholdings.com